YIJIA GROUP CORP.

30 N Gould St., Suite 22545

Sheridan, WY 82801

(310) 266-3738

January 27, 2022

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Yijia Group Corp.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1 Filed December 8, 2021
File No. 333-259600

Dear Sir or Madam:

Pursuant to your comment letter dated December 14, 2021, please note the following:

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

General

1.	We note your response to comment 2, and we reissue the comment. Given that this prospectus relates to the inclusion of the financial statements as of April 30, 2021 and 2020, please clarify the PCAOB status of your auditor at the time the audit report included in your registration statement was issued to you. Aditionally please describe what transpired between PCAOB and Exelient PAC, including whether Exelient voluntarily withdrew its registration and the date of such withdrawal request, if applicable, and how you believe the reference financial statements in your registration statement are in compliance with the applicable rules.

The auditor has represented the following:

(i)	The audit report on the financial statements of the Company as at April 30, 2021 and 2020 was issued on June 30, 2021. At that date, the Firm was registered with PCAOB.

(ii)	The Firm voluntarily withdrew its registration with PCAOB on December 1, 2021.

(ii)	Nothing transpired between the Firm and PCAOB to require the Firm to withdraw its registration. As mentioned above, the withdrawal of registration was totally voluntary.

As a result, the Company believes the reference financial statements in amendment 2 to the registration statement are in compliance with PCAOB Rules 2100 (Note 2) and 2107(c)(1) which specifically exempt the issue of a consent to the use of an audit report for a prior period.

The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this matter.

Yijia Group Corp.

/s/Barry Sytner

Barry Sytner

Chief Executive Officer

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